================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                              (Amendment No.___ )*


                          BIRCH MOUNTAIN RESOURCES LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)


  COMMON SHARES, WITHOUT PAR VALUE                           09066X109
--------------------------------------------------------------------------------
    (Title of class of securities)                        (CUSIP number)


                            JIM REID, VICE PRESIDENT
                              TRICAP PARTNERS LTD.
                          SUITE 1700, 335-8TH AVENUE SW
                            CALGARY, ALBERTA T2P 1C9
                                 (403) 770-7220
--------------------------------------------------------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                  JULY 23, 2008
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

================================================================================

                         (Continued on following pages)
                                    (Page 1)

                ------------------                                                           -----
CUSIP No.           09066X109                     SCHEDULE 13D                         Page    2
                ------------------                                                           -----
----------- --------------------------------------------------------------------------------------------
1           NAMES OF REPORTING PERSONS

            TRICAP PARTNERS LTD.
----------- --------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2           (a) [ ]
            (b) [X]
----------- --------------------------------------------------------------------------------------------
3           SEC USE ONLY

----------- --------------------------------------------------------------------------------------------
            SOURCE OF FUNDS
4
            OO
----------- --------------------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
            [ ]
----------- --------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
6
            ONTARIO
----------- --------------------------------------------------------------------------------------------
                       7       SOLE VOTING POWER
  NUMBER OF SHARES
 BENEFICIALLY OWNED            102,960,197 Common Shares (1)
  BY EACH REPORTING
       PERSON
        WITH
                       ------- -------------------------------------------------------------------------
                       8       SHARED VOTING POWER

                               0
                       ------- -------------------------------------------------------------------------
                       9       SOLE DISPOSITIVE POWER

                               102,960,197 Common Shares (1)
                       ------- -------------------------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER

                               0
----------- --------------------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            102,960,197 Common Shares (1)
----------- --------------------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            [ ]
----------- --------------------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
            55.0% (1)
----------- --------------------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON
14
            CO
----------- --------------------------------------------------------------------------------------------


(1) See Item 5(a) herein. Common Shares that would be issuable upon conversion of a senior secured convertible debenture of Birch Mountain Resources Ltd. held by Tricap Partners Ltd.


                                       2

                ------------------                                                           -----
CUSIP No.           09066X109                     SCHEDULE 13D                         Page    3
                ------------------                                                           -----

----------- --------------------------------------------------------------------------------------------
            NAMES OF REPORTING PERSONS
1
            BRASCAN ASSET MANAGEMENT HOLDINGS LIMITED
----------- --------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2           (a) [ ]
            (b) [X]
----------- --------------------------------------------------------------------------------------------
3           SEC USE ONLY

----------- --------------------------------------------------------------------------------------------
            SOURCE OF FUNDS
4
            Not applicable
----------- --------------------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
            [ ]
----------- --------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
6
            ONTARIO
----------- --------------------------------------------------------------------------------------------
                       7       SOLE VOTING POWER
  NUMBER OF SHARES
 BENEFICIALLY OWNED            0
  BY EACH REPORTING
       PERSON
        WITH
                       ------- -------------------------------------------------------------------------
                       8       SHARED VOTING POWER

                               102,960,197 Common Shares (1)
                       ------- -------------------------------------------------------------------------
                       9       SOLE DISPOSITIVE POWER

                               0
                       ------- -------------------------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER

                               102,960,197 Common Shares (1)
----------- --------------------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            102,960,197 Common Shares (1)
----------- --------------------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            [ ]
----------- --------------------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
            55.0% (1)
----------- --------------------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON
14
            CO
----------- --------------------------------------------------------------------------------------------

(1) See Item 5(a) herein. Common Shares that would be issuable upon conversion of a senior secured convertible debenture of Birch Mountain Resources Ltd. held by Tricap Partners Ltd.


                                       3

                ------------------                                                           -----
CUSIP No.           09066X109                     SCHEDULE 13D                         Page    4
                ------------------                                                           -----

----------- --------------------------------------------------------------------------------------------
            NAMES OF REPORTING PERSONS
1
            BROOKFIELD ASSET MANAGEMENT INC.
----------- --------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2           (a) [ ]
            (b) [X]
----------- --------------------------------------------------------------------------------------------
3           SEC USE ONLY

----------- --------------------------------------------------------------------------------------------
            SOURCE OF FUNDS
4
            Not applicable
----------- --------------------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
            [ ]
----------- --------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
6
            ONTARIO
----------- --------------------------------------------------------------------------------------------
                       7       SOLE VOTING POWER
  NUMBER OF SHARES
 BENEFICIALLY OWNED            0
  BY EACH REPORTING
       PERSON
        WITH
                       ------- -------------------------------------------------------------------------
                       8       SHARED VOTING POWER

                               102,960,197 Common Shares (1)
                       ------- -------------------------------------------------------------------------
                       9       SOLE DISPOSITIVE POWER

                               0
                       ------- -------------------------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER

                               102,960,197 Common Shares (1)
----------- --------------------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            102,960,197 Common Shares (1)
----------- --------------------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            [ ]
----------- --------------------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
            55.0% (1)
----------- --------------------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON
14
            CO
----------- --------------------------------------------------------------------------------------------


(1) See Item 5(a) herein. Common Shares that would be issuable upon conversion of a senior secured convertible debenture of Birch Mountain Resources Ltd. held by Tricap Partners Ltd.

ITEM 1.  SECURITY AND ISSUER.

         The title and class of equity security to which this statement on
Schedule 13D relates is the common shares, without par value ("Common Shares"), of Birch Mountain Resources Ltd. (the "Company"), an Alberta corporation. The principal executive offices of the Company are located at Suite 300, 250 Sixth Avenue SW, Calgary, Alberta T2P 3H7.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Schedule 13D is being filed by each of the following persons (the "Reporting Persons"):

                  (i) Tricap Partners Ltd. ("Tricap"), a corporation formed under the laws of the Province of Ontario;

                  (ii) Brascan Asset Management Holdings Limited ("Brascan"), a corporation formed under the laws of the Province of Ontario; and

                  (iii) Brookfield Asset Management Inc. ("Brookfield"), a corporation formed under the laws of the Province of Ontario.

         Tricap is a wholly-owned subsidiary of Brascan, which is a wholly-owned subsidiary of Brookfield.

         Schedules I, II and III hereto set forth a list of all the directors and executive officers (the "Scheduled Persons"), and their respective principal occupations and addresses, of each of Tricap, Brascan and Brookfield, respectively.

         The principal business address of Tricap, Brascan and Brookfield is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, Canada M5J 2T3.

         The principal business of Tricap is to manage a private equity fund that invests in public and private companies across a wide number of industries. The principal business of Brascan is that of an intermediate holding company. The principal business of Brookfield is to invest and operate businesses in the real estate, power generation and infrastructure sectors.

         During the last five years, none of the Reporting Persons, and to the Reporting Persons' knowledge, none of the Scheduled Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years, none of the Reporting Persons, and to the Reporting Persons' knowledge, none of the Scheduled Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Set forth on Schedules I, II and III hereto are the citizenships of each of the directors and executive officers of each of Tricap, Brascan and Brookfield, respectively.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On December 21, 2007, Tricap purchased the Company's convertible senior secured debenture due June 30, 2012 (the "Debenture") in the principal amount of $31,500,000 Canadian dollars ("C$") from the Company. The aggregate purchase price was C$31,500,000 in cash, and the source of Tricap's funds was from a capital call on the investors of the fund managed by Tricap.

ITEM 4.  PURPOSE OF TRANSACTION.

         Tricap acquired the Debenture primarily for investment purposes. The investment was in connection with the Company's refinancing of an existing credit facility extended to the Company by an affiliate of Tricap.

         The Debenture has a maturity date of June 30, 2012 and bears an interest rate of prime rate plus 4%, calculated daily and compounded and payable monthly. The outstanding principal amount of the Debenture is convertible, at the election of Tricap, in whole or in part, into Common Shares at a conversion price equal to the lower of (i) C$0.80 per share and (ii) the lower of the volume weighted average of the trading prices per Common Share for the five consecutive trading days immediately preceding the conversion (converted into Canadian dollars), on the Toronto Stock Exchange and the American Stock Exchange, subject to certain anti-dilution adjustments. Accrued and unpaid interest amounts on the Debenture may also be converted into Common Shares at the election of Tricap. The Debenture is redeemable by Company mandatorily at a premium upon a change in control of the Company unless Tricap exercises its conversion right prior to such redemption. The Debenture is secured by all property and assets of the Company and ranks senior to all other existing and future indebtedness subject to certain exceptions.

         The Debenture incorporates substantially all of the terms, covenants and remedies of a Loan Agreement between Tricap and the Company, dated as of December 21, 2007 (the "Loan Agreement"). Under the Loan Agreement, among other things, the Company agreed to perform and observe certain covenants. Such covenants include but are not limited to: (i) the maintenance of minimum stockholders equity and a consolidated working capital ratio; and (ii) limitations on liens, acquisitions or sales of assets, mergers or reorganizations, the issuance or redemption of securities, material changes in the business, and the incurrence of indebtedness. Upon the occurrence of any event of default which is continuing, Tricap may, among other things, declare all obligations immediately due and payable and realize upon all or part of the security.

         Under the terms of the Debenture, prior to December 31, 2008, the Debenture is convertible only upon a change of control of the Company or following an event of default by the Company, which event of default has not been cured within 20 days. Furthermore, in accordance with stock exchange requirements, until approval by a majority of shareholders of the Company, on a disinterested basis, was obtained, Tricap could only convert such portion of the Debenture that would not result in Tricap holding more than 20% of the then outstanding Common Shares, subject to certain rights in the event of a change of control of the Company.

         In connection with the investment in the Debenture, Tricap and the Company entered into an Investor Rights Agreement (the "Investor Rights Agreement") and a Registration Rights Agreement (the "Registration Rights Agreement"), each dated as of December 21, 2007. The Investor Rights Agreement provides that Tricap shall be entitled to designate for nomination for election to the board of directors of the Company (i) three representatives so long as Tricap owns not less than 29.99% of the then outstanding Common Shares (on a non-diluted basis), (ii) two representatives so long as Tricap owns less than 29.99% but not less than 10% of the then outstanding Common Shares (on a nondiluted basis), and (iii) one representative so long as Tricap owns less than 10% but not less than 5% of the then outstanding Common Shares (on a non-diluted basis). The Investor Rights Agreement also entitles Tricap to certain distribution rights in respect of effecting prospectus-qualified offerings of Common Shares in Canada, and certain pro-rata participation rights in respect of future equity issuances by the Company. The Registration Rights Agreement entitles Tricap to certain registration rights in respect of offerings of Common Shares in the United States.

         On May 30, 2008, the Company's shareholders approved the terms of the Debenture, including the anti-dilution adjustment provisions and conversion provisions. Consequently, the stock exchange requirements applicable to the Company would no longer limit the issuance of Company Shares to Tricap upon conversion of the Debenture to 20% or less of the outstanding Common Shares.

         On June 23, 2008, Tricap issued a notice of a default to the Company with respect to financial covenant noncompliance by the Company under the Loan Agreement. As the default remained uncured, it became an event of default on July 3, 2008. On July 23, 2008, Tricap had the ability to convert the Debenture into Common Shares due to the passage of an additional 20 days without the Company having cured the event of default.

         On July 23, 2008, the Company publicly announced that a special committee of its independent directors and board of directors determined that it was imperative to pursue an immediate sale of the Company to unlock maximum value for its shareholders. The Company also announced that in the event an immediate sales process does not achieve an acceptable price, the Company intends to work with its stakeholders to recapitalize the balance sheet to improve liquidity and permit delivery of the business plan.

         Tricap is in discussions with the management and directors of the Company and its financial advisors regarding the event of default under the Debenture and Loan Agreement.

         Other than as described or contemplated above, none of the Reporting Persons and, to the Reporting Persons' knowledge, the Scheduled Persons, has any current plans or proposals that relate to or would result in:

         (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the Company;

         (f) any other material change in the Company's business or corporate structure;

         (g) changes in the Company's articles, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)      any action similar to any of those enumerated above.

However, each of the Reporting Persons reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (a) its business and liquidity objectives, (b) the Company's financial condition, business, operations, competitive position, prospects and/or share price, (c) industry, economic and/or securities markets conditions, (d) alternative investment opportunities, and (e) other relevant factors.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)      The responses of the Reporting Persons to Rows (11) through
                  (13) of the cover pages of this Schedule 13D are incorporated herein by reference. As of July 23, 2008, Tricap owns the Debenture in the principal amount of C$31,500,000. Accordingly, as of July 23, 2008, Tricap (and each of Brascan and Brookfield, as a result of being parent companies of Tricap) may be deemed to be the beneficial owner of 102,960,197 Common Shares that would be issuable upon conversion of the Debenture owned by Tricap. Such shares would represent approximately 55.0% of the Common Shares outstanding determined in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act (based on the number of Common Shares outstanding as of March 31, 2008, as reported in the Company's Unaudited

                  Interim Consolidated Financial Statements for March 31, 2008, as filed with the SEC by the Company on May 20, 2008, as Exhibit No. 99.2 to its Form 6-K (84,355,737 Common Shares), plus the Common Shares that would be issuable upon conversion of the Debenture owned by Tricap described above). The foregoing assumes a conversion price of the Debenture of approximately C$0.31 (which can fluctuate as described in Item 4 hereof) and that the amount of accrued and unpaid interest, if any, on the Debenture would not be converted into Common Shares.

                  Except as disclosed in this Item 5(a), none of the Reporting Persons, nor, to their knowledge, any of the Scheduled Persons, beneficially owns any Common Shares other than James
                  A. Pattison, a director of Brookfield, who through wholly-owned corporations, owns C$29,280,000 principal amount of the Company's convertible unsecured subordinate debentures. Accordingly, he may be deemed to be the sole beneficial owner of 8,872,727 Common Shares that would be issuable upon conversion of such convertible unsecured subordinate debentures, which shares would represent approximately 9.5% of the Common Shares outstanding determined in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

         (b)      The responses of the Reporting Persons to (i) Rows (7) through
                  (10) of the cover pages of this Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference. Brascan and Brookfield may be deemed to have shared power to vote or dispose, or direct the vote or disposition, of Common Shares that would be issuable upon conversion of the Debenture owned by Tricap.

                  Except as disclosed in this Item 5, none of the Reporting Persons, nor to their knowledge, any of the Scheduled Persons, has the power to vote or direct the vote or to dispose or direct the disposition of any Common Shares that they may be deemed to beneficially own.

         (c) None of the Reporting Persons, nor to their knowledge, any of the Scheduled Persons, has effected any transaction in Common Shares during the past 60 days.

         (d) Tricap manages a private equity fund that consists of three limited partnerships, which have the right to receive dividends from, or proceeds from the sale of, any Common Shares beneficially owned by Tricap. The interest of one of the limited partnerships, Tricap Partners II L.P., relates to more than five percent of the Common Shares.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information set forth in Item 4 hereof is incorporated by reference herein.

         Tricap is a wholly-owned subsidiary of Brascan, which is a wholly-owned subsidiary of Brookfield. A copy of the Joint Filing Agreement among the Reporting Persons is attached as Exhibit 1 hereto.

         Copies of the Debenture and Loan Agreement are included as Exhibits 2 and 3 hereto, respectively.

         The foregoing descriptions of the Debenture and Loan Agreement are not, and do not purport to be, complete and are qualified in their entirety by reference to the copies filed as Exhibits and incorporated herein in their entirety by this reference.

         Except as disclosed in this Item 6, none of the Reporting Persons, nor, to their knowledge, any of the Scheduled Persons, has any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 Joint Filing Agreement, dated August 1, 2008, among Tricap Partners Ltd., Brascan Asset Management Holdings Limited and Brookfield Asset Management Inc.*

         Exhibit 2 Senior Secured Convertible Debenture, dated as of December 21, 2007 (incorporated by reference from Exhibit
                      99.2 to the Company's Form 6-K filed with the SEC on January 10, 2008 (SEC File No. 000-31645)).

         Exhibit 3 Loan Agreement between Tricap Partners Ltd. and Birch Mountain Resources Ltd., dated as of December 21, 2007 (incorporated by reference from Exhibit 99.1 to the Company's Form 6-K filed with the SEC on January 10, 2008 (SEC File No. 000-31645)).



         ------------------
         * Filed herewith

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.


Dated: August 1, 2008

                                TRICAP PARTNERS LTD.

                                By: /s/ Jim Reid
                                    ---------------------------------------
                                    Name: Jim Reid
                                    Title: Vice President



                                BRASCAN ASSET MANAGEMENT HOLDINGS LIMITED

                                By: /s/ George Myhal
                                    ---------------------------------------
                                    Name: George Myhal
                                    Title: Vice President



                                BROOKFIELD ASSET MANAGEMENT INC.

                                By: /s/ George Myhal
                                    ---------------------------------------
                                    Name: George Myhal
                                    Title: Vice President

                                   SCHEDULE I
                        Directors and Executive Officers
                              TRICAP PARTNERS LTD.
                              --------------------

Kevin Cash
     Citizenship:                Canadian
     Business Address:           39 Wynford Drive, Don Mills, Ontario, M3C 3K5
     Present Principal
     Occupation or Employment:   Chief Financial Officer
     Employer:                   Brookfield Real Estate Services Ltd.
     Employer's Business:        Residential real estate services
     Employer's Address:         Same as Business Address

George Myhal
     Citizenship:                Canadian
     Business Address:           Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3
     Present Principal
     Occupation or Employment:   Managing Partner
     Employer:                   Brookfield Asset Management Inc.
     Employer's Business:        A global asset management company
     Employer's Address:         Same as Business Address

Bruce Robertson
     Citizenship:                Canadian
     Business Address:           Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3
     Present Principal
     Occupation or Employment:   Managing Partner
     Employer:                   Brookfield Asset Management Inc.
     Employer's Business:        A global asset management company
     Employer's Address:         Same as Business Address

John Haick
     Citizenship:                Canadian
     Business Address:           Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3
     Present Principal
     Occupation or Employment:   Vice President
     Employer:                   Brookfield Asset Management Inc.
     Employer's Business:        A global asset management company
     Employer's Address:         Same as Business Address

Cyrus Madon
     Citizenship:                Canadian
     Business Address:           Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3
     Present Principal
     Occupation or Employment:   Managing Partner
     Employer:                   Brookfield Asset Management Inc.
     Employer's Business:        A global asset management company
     Employer's Address:         Same as Business Address


                                       11

Jim Reid
     Citizenship:                Canadian
     Business Address:           Suite 1700, 335-8th Avenue SW, Calgary, Alberta, T2P 1C9
     Present Principal
     Occupation or Employment:   Managing Partner
     Employer:                   Brookfield Asset Management Inc.
     Employer's Business:        A global asset management company
     Employer's Address:         Same as Business Address




























                                       12

                                   SCHEDULE II
                        Directors and Executive Officers
                    BRASCAN ASSET MANAGEMENT HOLDINGS LIMITED
                    -----------------------------------------

Kevin Cash                       See Schedule I

George Myhal                     See Schedule I

Bruce Robertson                  See Schedule I

Holly Allen
     Citizenship:                Canadian
     Business Address:           Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3
     Present Principal
     Occupation or Employment:   Senior Vice President
     Employer:                   Brookfield Asset Management Inc.
     Employer's Business:        A global asset management company
     Employer's Address:         Same as Business Address

Cyrus Madon                      See Schedule I

Jim Reid                         See Schedule I

























                                       13

                                  SCHEDULE III
                        Directors and Executive Officers
                        BROOKFIELD ASSET MANAGEMENT INC.
                        --------------------------------

Jack L. Cockwell
     Citizenship:                  Canada
     Business Address:             51 Yonge Street, Suite 400, Toronto, Ontario, M5E 1J1
     Present Principal
     Occupation or Employment:     Group Chairman
     Employer:                     Brookfield Asset Management Inc.
     Employer's Business:          A global asset management company
     Employer's Address:           Same as Business Address

Marcel R. Coutu
     Citizenship:                  Canada
     Business Address:             2500 First Canadian Centre, 350 - 7th Ave. S.W., Calgary, Alberta T2P 3N9
     Present Principal
     Occupation or Employment:     President & Chief Executive Officer
     Employer:                     Canadian Oil Sands Limited
     Employer's Business:          An oil company
     Employer's Address:           Same as Business Address

Sen. J. Trevor Eyton
     Citizenship:                  Canada
     Business Address:             44 Victoria Street, Suite ?300, Toronto, Ontario M5C 1Y2
     Present Principal
     Occupation or Employment:     Member of the Senate of Canada
     Employer:                     The Senate of Canada
     Employer's Business:          Government
     Employer's Address:           Room 561-S, Centre Block, Parliament Buildings, 11 Wellington Street,
                                   Ottawa, Ontario K1A 0A4
J. Bruce Flatt
     Citizenship:                  Canada
     Business Address:             Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3
     Present Principal
     Occupation or Employment:     Chief Executive Officer
     Employer:                     Brookfield Asset Management Inc.
     Employer's Business:          A global asset management company
     Employer's Address:           Same as Business Address

James K. Gray
     Citizenship:                  Canada
     Business Address:             335 Eighth Ave. S.W., Royal Bank Building, Suite 1700, Calgary, Alberta
                                   T2P 1C9
     Present Principal
     Occupation or Employment:     Corporate Director
     Employer:                     N/A
     Employer's Business:          N/A
     Employer's Address:           N/A



                                       14

Robert J. Harding
     Citizenship:                    Canada
     Business Address:               Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3
     Present Principal Occupation
     or Employment:                  Chairman
     Employer:                       Brookfield Asset Management Inc.
     Employer's Business:            A global asset management company
     Employer's Address:             Same as Business Address

V. Maureen Kempston Darkes
     Citizenship:                    Canada
     Business Address:               2901 S.W., 149th Ave., Suite 400, Miramar, Florida   33027
     Present Principal Occupation    GM Group Vice President
     or Employment:                  President, GM Latin America, Africa and Middle East
     Employer:                       General Motors Corporation - LAAM
     Employer's Business:            An automotive manufacturer
     Employer's Address:             Same as business address

David W. Kerr
     Citizenship:                    Canada
     Business Address:               51 Yonge Street, Suite 400, Toronto, Ontario, M5E 1J1
     Present Principal Occupation
     or Employment:                  Corporate Director
     Employer:                       N/A
     Employer's Business:            N/A
     Employer's Address:             N/A

Lance Liebman
     Citizenship:                    United States of America
     Business Address:               435 West 116th Street, New York, New York 10027-7297
     Present Principal Occupation
     or Employment:                  Professor of law
     Employer:                       Columbia Law School
     Employer's Business:            Education
     Employer's Address:             Same as Business Address

Philip B. Lind
     Citizenship:                    Canada
     Business Address:               333 Bloor Street E., 10th Floor, Toronto, Ontario M4W 1G9
     Present Principal Occupation
     or Employment:                  Vice-Chairman
     Employer:                       Rogers Communications Inc.
     Employer's Business:            A diversified communications company
     Employer's Address:             Same as Business Address



                                       15

G. Wallace F. McCain
     Citizenship:                  Canada
     Business Address:             30 St. Clair Ave. W., #1500, Toronto, Ontario M4V 3A2
     Present Principal
     Occupation or Employment:     Chairman
     Employer:                     Maple Leaf Foods Inc.
     Employer's Business:          A processed Food Manufacturer
     Employer's Address:           Same as Business Address

Frank J. McKenna
     Citizenship:                  Canada
     Business Address:             P.O. Box 1, TD Centre, 66 Wellington St. W., 4th Floor, TD Tower,
                                   Toronto, Ontario M5K 1A2
     Present Principal
     Occupation or Employment:     Deputy Chair
     Employer:                     TD Bank Financial Group
     Employer's Business:          A financial services company
     Employer's Address:           Same as Business Address

Jack M. Mintz
     Citizenship:                  Canada
     Business Address:             Suite 926, Earth Sciences Building, 2500 University Drive N.W., Calgary,
                                   Alberta   T2N 1N4
     Present Principal
     Occupation or Employment:     Palmer Chair in Public Policy
     Employer:                     University of Calgary
     Employer's Business:          Business Economics
     Employer's Address:           Same as Business Address

Patricia M. Newson
     Citizenship:                  Canada
     Business Address:             #540, 355 - 4th Ave. S.W., Calgary, Alberta  T2P 0J1
     Present Principal
     Occupation or Employment:     President and Chief Executive Officer
     Employer:                     Altagas Utility Group Inc.
     Employer's Business:          A natural gas company
     Employer's Address:           Same as business address

James A. Pattison
     Citizenship:                  Canada
     Business Address:             1800 - 1067 West Cordova St., Vancouver, B.C. V6C 1C7
     Present Principal
     Occupation or Employment:     Chairman
     Employer:                     The Jim Pattison Group
     Employer's Business:          A diversified consumer products company
     Employer's Address:           Same as Business Address



                                       16

George S. Taylor
     Citizenship:                  Canada
     Business Address:             R.R. #3, 4675 Line 3, Saint Marys, Ontario N4X 1C6
     Present Principal
     Occupation or Employment:     Corporate Director
     Employer:                     N/A
     Employer's Business:          N/A
     Employer's Address:           N/A

Jeffrey M. Blidner
     Citizenship:                  Canada
     Business Address:             Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3
     Present Principal
     Occupation or Employment:     Senior Managing Partner
     Employer:                     Brookfield Asset Management Inc.
     Employer's Business:          A global asset management company
     Employer's Address:           Same as Business Address

Brian D. Lawson
     Citizenship:                  Canada
     Business Address:             Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3
     Present Principal
     Occupation or Employment:     Chief Financial Officer
     Employer:                     Brookfield Asset Management Inc.
     Employer's Business:          A global asset management company
     Employer's Address:           Same as Business Address

George E. Myhal
     Citizenship:                  Canada
     Business Address:             Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3
     Present Principal
     Occupation or Employment:     Senior Managing Partner
     Employer:                     Brookfield Asset Management Inc.
     Employer's Business:          A global asset management company
     Employer's Address:           Same as Business Address

Samuel J.B. Pollock
     Citizenship:                  Canada
     Business Address:             Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3
     Present Principal
     Occupation or Employment:     Senior Managing Partner
     Employer:                     Brookfield Asset Management Inc.
     Employer's Business:          A global asset management company
     Employer's Address:           Same as Business Address


                                 Exhibit Index


         Exhibit No.                          Description
         -----------       -----------------------------------------------------

               1 Joint Filing Agreement, dated August 1, 2008, among Tricap Partners Ltd., Brascan Asset Management Holdings Limited and Brookfield Asset Management Inc.*

               2 Senior Secured Convertible Debenture, dated as of December 21, 2007 (incorporated by reference from
                           Exhibit 99.2 to the Company's Form 6-K filed with the SEC on January 10, 2008 (SEC File No. 000-31645)).

               3 Loan Agreement between Tricap Partners Ltd. and Birch Mountain Resources Ltd., dated as of December 21, 2007 (incorporated by reference from Exhibit 99.1 to the Company's Form 6-K filed with the SEC on January 10, 2008 (SEC File No. 000-31645)).














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